FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 7, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2014 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2014 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars ($) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 5, 2014 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2014 with comparison to its results for the quarter and nine months ended September 30, 2013.

Summary of 2014 Third Quarter Results

(Comparison with second quarter of 2014 and third quarter of 2013)
	Q3 2014	Q2 2014		Q3 2013
Net sales ($ million)	2,421	2,661	(9%)	2,415	0%
Operating income ($ million)	434	549	(21%)	464	(6%)
Net income ($ million)	323	420	(23%)	314	3%
Shareholders’ net income ($ million)	318	408	(22%)	300	6%
Earnings per ADS ($)	0.54	0.69	(22%)	0.51	6%
Earnings per share ($)	0.27	0.35	(22%)	0.25	6%
EBITDA* ($ million)	587	702	(16%)	622	(6%)
EBITDA margin (% of net sales)	24.3%	26.4%		25.7%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals).

Sales declined by 9% sequentially, in spite of a solid increase in North America, as they were affected by lower sales in Saudi Arabia and a slowdown in shipments to deepwater projects in sub-Saharan Africa as well as lower sales across Europe. Margins were affected by an unfavorable product mix with a low volume of premium OCTG sales, in addition to the seasonal impact of Northern Hemisphere plant stoppages.

Operating cash flow continues at a high level. Free cash flow amounted to $357 million for the quarter despite a substantial increase in capital expenditures, relating to progress in the construction of our new mill in Bay City. Our net cash position rose to $1.6 billion at September 30, 2014.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million. The payment date will be November 27, 2014 (however, because such date is not a business day in the U.S., shareholders in all jurisdictions may receive their interim dividend on or after November 28, 2014, which is the first business day following the stated payment date), and the ex-dividend date will be November 24, 2014.

Market Background and Outlook

The impact of the fall in oil prices over the past three months on drilling activity and OCTG demand for 2015 is still unclear. However, if oil prices maintain their current levels or drop further, we expect that lower operator cash flows and less favorable project economics will lead to a reduction in drilling activity in more marginal North American onshore plays. In the rest of the world, lower oil and gas prices may further delay the implementation of offshore and other complex projects.

In spite of the adverse oil and gas price environment, our sales in the coming quarters should benefit from the recent US trade case ruling on unfair OCTG imports, pursuant to which we expect to see the effects of a better pricing environment and a reduction in imports from the subject countries. In addition, our sales in South America should benefit from a recovery in shipments for pipeline projects in Brazil and Argentina.

Therefore, we expect our EBITDA margin to recover from the level of this third quarter to reach a level of around 26% for the full year. Looking ahead, our positioning in Argentina and Mexico should provide additional support for our results and compensate for a possible lower level of activity in the rest of the world.

Analysis of 2014 Third Quarter Results

Tubes Sales volume (thousand metric tons)	Q3 2014	Q2 2014		Q3 2013
Seamless	673	703	(4%)	614	10%
Welded	206	199	4%	224	(8%)
Total	879	902	(3%)	838	5%

Tubes	Q3 2014	Q2 2014		Q3 2013
(Net sales - $ million)
North America	1,162	1,069	9%	928	25%
South America	445	454	(2%)	474	(6%)
Europe	192	263	(27%)	199	(4%)
Middle East & Africa	329	560	(41%)	468	(30%)
Far East & Oceania	91	101	(9%)	156	(41%)
Total net sales ($ million)	2,220	2,447	(9%)	2,225	(0%)
Operating income ($ million)	417	538	(22%)	434	(4%)
Operating margin (% of sales)	18.8%	22.0%		19.5%

Net sales of tubular products and services decreased 9% sequentially and remained stable year on year. North American sales increased due to the usual seasonal recovery in Canada, together with higher sales in the USA and Mexico. In South America, despite a gradual increase in Argentina, sales continue to be affected by a low level of sales in Brazil and Venezuela. In Europe sales declined reflecting lower OCTG sales in the North Sea, Russia and Turkey as well as lower sales of mechanical products. In the Middle East and Africa sales decreased mainly due to lower shipments of premium pipes in Saudi Arabia and sub-Saharan Africa. In the Far East & Oceania sales decreased due to reduced shipments in Indonesia.

Operating income from tubular products and services, decreased 22% sequentially and 4% compared to the previous year. Sequentially, the decline in operating income was mainly due to the decline in sales and a lower operating margin associated with a less favorable mix of OCTG products with lower sales in the Middle East and Africa.

Others	Q3 2014	Q2 2014		Q3 2013
Net sales ($ million)	200	214	(6%)	190	5%
Operating income ($ million)	17	12	44%	30	(45%)
Operating margin (% of sales)	8.3%	5.6%		15.8%
Net sales of other products and services decreased 6% sequentially and increased 5%year on year. The sequential decline in sales was mainly due to lower sales of sucker rods and pipes for electric conduits in the USA. Despite the sequential decline in sales, operating income increased 44% due to a general improvement in the different businesses’ operating margins.

Selling, general and administrative expenses, or SG&A, amounted to $480 million, or 19.8% of net sales in the third quarter of 2014, compared to $518 million, 19.5% in the previous quarter and $439 million, 18.2% in the third quarter of 2013. The sequential decline in SG&A expenses was mainly due to lower selling expenses associated with lower shipment volumes, reduction in administrative expenses and a recovery of certain provisions for doubtful accounts.

Financial results amounted to a loss of $4 million in the third quarter of 2014, compared to zero in the previous quarter and a loss of $17 million in the third quarter of 2013.

Equity in earnings of non-consolidated companies generated a gain of $10 million in the third quarter of 2014, compared to a gain of $14 million in the previous quarter and a gain of $10 million in the third quarter of 2013. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $117 million in the third quarter of 2014, equivalent to 27.1% of income before equity in earnings of non-consolidated companies and income tax, compared to 26.2% in the previous quarter and 31.9% in the third quarter of 2013. In the third quarter of 2013 income tax was negatively affected by a $45 million provision, following the enactment of a 10% withholding tax in Argentina.

Results attributable to non-controlling interests amounted to $6 million in the third quarter of 2014, compared to $12 million in the previous quarter and $14 million in the third quarter of 2013. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2014 Third Quarter

Net cash provided by operations during the third quarter of 2014 was $659 million, compared to $566 million in the previous quarter and $751 million in the third quarter of 2013. Working capital decreased by $235 million during the third quarter of 2014, compared to $17 million in the previous quarter and $239 million in the third quarter of 2013. The decrease in working capital in the third quarter of 2014, was mainly due to a decrease in trade receivables following the quarter seasonality.

Capital expenditures amounted to $302 million in the third quarter of 2014, a record level mainly associated with the construction of the new greenfield seamless mill in Bay City, Texas.

Despite the increase in capital expenditures, our net cash (cash and other current investments less total borrowings) increased to $1.6 billion, at the end of the third quarter of 2014, from $1.3 billion at the end of the previous quarter.

Analysis of 2014 First Nine Months Results
	9M 2014	9M 2013	Increase/(Decrease)
Net sales ($ million)	7,661	7,923	(3%)
Operating income ($ million)	1,549	1,595	(3%)
Net income ($ million)	1,171	1,167	0%
Shareholders’ net income ($ million)	1,148	1,143	0%
Earnings per ADS ($)	1.94	1.94	0%
Earnings per share ($)	0.97	0.97	0%
EBITDA* ($ million)	2,008	2,050	(2%)
EBITDA margin (% of net sales)	26.2%	25.9%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals).

Tubes Sales volume (thousand metric tons)	9M 2014	9M 2013	Increase/(Decrease)
Seamless	2,045	1,948	5%
Welded	646	799	(19%)
Total	2,691	2,747	(2%)

Tubes	9M 2014	9M 2013	Increase/(Decrease)
(Net sales - $ million)
North America	3,316	3,057	8%
South America	1,340	1,721	(22%)
Europe	711	686	4%
Middle East & Africa	1,425	1,494	(5%)
Far East & Oceania	293	375	(22%)
Total net sales ($ million)	7,085	7,333	(3%)
Operating income ($ million)	1,516	1,512	0%
Operating margin (% of sales)	21.4%	20.6%

Net sales of tubular products and services decreased 3% to $7,085 million in the first nine months of 2014, compared to $7,333 million in the first nine months of 2013, reflecting a 2% decrease in volumes and a 1% decrease in average selling prices.

Operating income from tubular products and services remained stable at $1,516 million in the first nine months of 2014 and $1,512 million in the first nine months of 2013. Despite the reduction in sales, operating income remained stable due to an increase of 80 basis points in the operating margin related to a higher proportion of seamless pipes in the mix of products sold.

Others	9M 2014	9M 2013	Increase/(Decrease)
Net sales ($ million)	576	590	(2%)
Operating income ($ million)	33	83	(61%)
Operating margin (% of sales)	5.6%	14.1%

Net sales of other products and services decreased 2% to $576 million in the first nine months of 2014, compared to $590 million in the first nine months of 2013, while operating income declined 61% reflecting lower margins particularly at our industrial equipment business in Brazil.

SG&A amounted to $1,487 million, or 19.4% of net sales during the first nine months of 2014, compared to $1,444 million, or 18.2% in the same period of 2013. The percentage increase in SG&A was mainly due to a higher proportion of seamless pipes in the mix of products sold, which tend to have higher logistic costs than welded pipes sold mostly domestically.

Financial results were a gain of $39 million in the first nine months of 2014 compared to loss of $37 million in the same period of 2013. The improvement was due to lower net financial costs following the increase in our net cash position and a gain on foreign exchange results due to the positive impact from the Argentine peso devaluation.

Equity in earnings of non-consolidated companies generated a gain of $43 million in the first nine months of 2014, compared to a gain of $34 million in the first nine months of 2013. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled $460 million in the first nine months of 2014, equivalent to 29.0% of income before equity in earnings of non-consolidated companies and income tax, compared to $426 million in the first nine months of 2013, equivalent to 27.3% of income before equity in earnings of non-consolidated companies and income tax.

Income attributable to non-controlling interests amounted to $23 million in the first nine months of 2014, similar to $24 million in the first nine months of 2013. These results were mainly attributable to non-controlling interests at our Japanese subsidiary NKKTubes.

Cash Flow and Liquidity of 2014 First Nine Months

During the first nine months of 2014, net cash provided by operations was $1,838 million, compared to $1,913 million in the same period of 2013. Working capital decreased by $268 million in the first nine months of 2014, compared to $312 million in the first nine months of 2013.

Capital expenditures amounted to $714 million in the first nine months of 2014, compared with $570 million in the same period of 2013. The increase is due to ongoing construction of the new greenfield seamless mill in Bay City, Texas.

During the first nine months of 2014 our net cash position increased $706 million, from $911 million at the beginning of the year to $1.6 billion at September 30, 2014.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 6, 2014, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 800 510.0146 within North America or +1 617 614.3449  Internationally. The access number is “54450039”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 01:00 pm on November 6 through 12:00 am on November 13. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “ 17931660” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2014	2013	2014	2013
Continuing operations	Unaudited		Unaudited
Net sales	2,420,631	2,415,061	7,661,457	7,922,636
Cost of sales	(1,510,166)	(1,507,706)	(4,628,088)	(4,867,581)
Gross profit	910,465	907,355	3,033,369	3,055,055
Selling, general and administrative expenses	(480,103)	(439,191)	(1,487,200)	(1,444,085)
Other operating income (expense) net	3,243	(4,484)	2,488	(15,509)
Operating income	433,605	463,680	1,548,657	1,595,461
Finance Income	7,021	9,893	34,141	22,139
Finance Cost	(12,878)	(18,845)	(36,499)	(49,374)
Other financial results	2,293	(7,920)	41,757	(9,551)
Income before equity in earnings of non-consolidated companies and income tax	430,041	446,808	1,588,056	1,558,675
Equity in earnings of non-consolidated companies	10,003	9,884	43,191	33,950
Income before income tax	440,044	456,692	1,631,247	1,592,625
Income tax	(116,614)	(142,404)	(459,898)	(426,055)
Income for the period	323,430	314,288	1,171,349	1,166,570

Attributable to:
Owners of the parent	317,624	300,159	1,148,014	1,142,764
Non-controlling interests	5,806	14,129	23,335	23,806
	323,430	314,288	1,171,349	1,166,570

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2014		At December 31, 2013
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,963,906		4,673,767
Intangible assets, net	2,973,912		3,067,236
Investments in non-consolidated companies	893,046		912,758
Other investments	1,531		2,498
Deferred tax assets	240,457		197,159
Receivables	249,099	9,321,951	152,080	9,005,498

Current assets
Inventories	2,825,108		2,702,647
Receivables and prepayments	219,787		220,224
Current tax assets	148,775		156,191
Trade receivables	1,749,952		1,982,979
Available for sale assets	21,572		21,572
Other investments	2,159,928		1,227,330
Cash and cash equivalents	584,270	7,709,392	614,529	6,925,472
Total assets		17,031,343		15,930,970

EQUITY
Capital and reserves attributable to owners of the parent		12,922,781		12,290,420
Non-controlling interests		153,973		179,446
Total equity		13,076,754		12,469,866

LIABILITIES
Non-current liabilities
Borrowings	21,673		246,218
Deferred tax liabilities	700,336		751,105
Other liabilities	285,993		277,257
Provisions	73,097	1,081,099	66,795	1,341,375

Current liabilities
Borrowings	1,105,519		684,717
Current tax liabilities	341,697		266,760
Other liabilities	363,355		250,997
Provisions	28,404		25,715
Customer advances	139,711		56,911
Trade payables	894,804	2,873,490	834,629	2,119,729
Total liabilities		3,954,589		3,461,104
Total equity and liabilities		17,031,343		15,930,970

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2014	2013	2014	2013
	Unaudited		Unaudited
Cash flows from operating activities
Income for the period	323,430	314,288	1,171,349	1,166,570
Adjustments for:
Depreciation and amortization	153,515	157,931	459,258	454,903
Income tax accruals less payments	19,735	39,591	78,146	64,612
Equity in earnings of non-consolidated companies	(10,003)	(9,884)	(43,191)	(33,950)
Interest accruals less payments, net	(13,149)	5,119	(31,205)	(29,902)
Changes in provisions	(3,553)	(1,487)	5,425	(2,404)
Changes in working capital	234,621	239,248	267,983	311,705
Other, including currency translation adjustment	(45,150)	5,900	(69,989)	(18,121)
Net cash provided by operating activities	659,446	750,706	1,837,776	1,913,413

Cash flows from investing activities
Capital expenditures	(302,145)	(206,282)	(714,367)	(569,841)
Advance to suppliers of property, plant and equipment	(25,803)	2,463	(50,652)	14,221
Investment in non-consolidated companies	-	-	(1,380)	-
Acquisition of subsidiaries	(27,157)	-	(27,157)	-
Net loan to non-consolidated companies	17,923	-	(10,725)	-
Proceeds from disposal of property, plant and equipment and intangible assets	1,617	12,637	8,223	19,383
Dividends received from non-consolidated companies	-	-	17,429	16,127
Changes in investments in short terms securities	(432,523)	(326,352)	(932,598)	(795,008)
Net cash used in investing activities	(768,088)	(517,534)	(1,711,227)	(1,315,118)

Cash flows from financing activities
Dividends paid	-	-	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	-	(113)	(48,289)	(18,642)
Acquisitions of non-controlling interests	-	-	(140)	(7,768)
Proceeds from borrowings	880,998	537,301	2,088,212	1,757,691
Repayments of borrowings	(817,681)	(787,227)	(1,817,881)	(2,141,999)
Net cash provided (used) in financing activities	63,317	(250,039)	(132,259)	(764,879)

Decrease in cash and cash equivalents	(45,325)	(16,867)	(5,710)	(166,584)

Movement in cash and cash equivalents
At the beginning of the period	639,824	606,026	598,145	772,656
Effect of exchange rate changes	(11,315)	(3,006)	(9,251)	(19,919)
Decrease in cash and cash equivalents	(45,325)	(16,867)	(5,710)	(166,584)
At September 30,	583,184	586,153	583,184	586,153

	At September 30,		At September 30,
	2014	2013	2014	2013
Cash and cash equivalents
Cash and bank deposits	584,270	603,141	584,270	603,141
Bank overdrafts	(1,086)	(16,988)	(1,086)	(16,988)
	583,184	586,153	583,184	586,153